Exhibit 21.1

Subsidiaries of Coari Participações S.A.

Name of Subsidiary	Jurisdiction of Incorporation

Brasil Telecom S.A.	Brazil

Internet Group (Cayman) Limited	Cayman

BrT Serviços de Internet S.A.	Brazil

14 Brasil Telecom Celular S.A.	Brazil

Vant Telecomunicações S.A.	Brazil

Brasil Telecom Cabos Submarinos Ltda. (GlobeNet)	Brazil

Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.	Bermuda

Brasil Telecom of America Inc.	United States

Brasil Telecom de Venezuela S.A.	Venezuela

Brasil Telecom de Colombia E.U.	Colombia

Internet Group do Brasil S.A. (iG)	Brazil

Brasil Telecom Comunicações Multimidia Ltda.	Brazil

Brasil Telecom Call Center S.A.	Brazil

BrT Card Serviços Financeiros Ltda.	Brazil